SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2024

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):          )

Table of contents

•	Eni launches the new share buyback program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate Secretary’s Staff Office

Date: May 23, 2024

Eni launches the new share buyback program

San Donato Milanese (Milan), 23 May 2024 - Eni announces that, following the authorization granted by the Shareholders' Meeting held on 15 May 2024, the first tranche of the new share buyback program (the "First Tranche ") will be launched in the next days.

The First Tranche will concern up to a maximum of 6.4 million of Eni’s shares (approximately 0.2% of share capital), up to a total maximum of €150 million to be used for the implementation of the 2024-2026 Employee Stock Ownership Plan.

The purchases will be executed on the Euronext Milan through an authorized agent, who will act independently, also in relation to the timing of transactions and will be disclosed to the market in accordance with the terms and conditions set out in the laws and regulations in force.

As announced on 24th April 2024 in the context of the presentation of the first quarter 2024 results, Eni confirms that the 2024 share buyback program, to be executed by April 2025, will have a total amount of €1.6 billion. This amount may be increased up to a total maximum of €3.5 billion, in case of upside scenarios.

Therefore, after the First Tranche, further phases of purchases will be launched to complete the overall planned buyback program.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com